UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Commercial Vehicle Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

202608105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 202608105	13G

1) NAMES OF REPORTING PERSONS
York Capital Management Global Advisors, LLC

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒
3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION	New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER	575,000

	6) SHARED VOTING POWER	-0-

	7) SOLE DISPOSITIVE POWER	575,000

	8) SHARED DISPOSITIVE POWER	-0-

9) AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON	575,000

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 1.9%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IA

Page 2 of 6 Pages

Item 1(a).	Name of Issuer:	Commercial Vehicle Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7800 Walton Parkway
New Albany, Ohio 43054

Item 2(a).	Name of Person Filing:

This Schedule is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”), with respect to 575,000 shares of Common Stock directly owned by certain accounts (the “Managed Accounts”) managed or advised by York Managed Holdings, LLC (“York Managed Holdings”) or York UCITS Holdings, LLC (“York UCITS Holdings”).

YGA, the sole managing member of York Managed Holdings and York UCITS Holdings, exercises investment discretion over such investment funds and the Managed Accounts and accordingly may be deemed to have beneficial ownership over the shares of Common Stock directly owned by such investment funds and the Managed Accounts.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of YGA is:

c/o York Capital Management
767 Fifth Avenue, 17th Floor
New York, New York 10153

Item 2(c).	Citizenship:

The place of organization of YGA is New York.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:	202608105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

Page 3 of 6 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Achurch plan that is excluded fro&m the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	575,000

(b) Percent of class:	1.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	575,000

(ii) Shared power to vote or to direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	575,000

(iv) Shared power to dispose or to direct the disposition of	-0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 29,996,186 shares of Common Stock outstanding as of November 2, 2015 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

Page 4 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as may be deemed to be beneficially owned by YGA is held by the Managed Accounts, all of which are subject to YGA’s investment discretion. YGA disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 5 of 6 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/s/ Richard P. Swanson
Richard P. Swanson
General Counsel

Page 6 of 6 Pages